Exhibit 99.1

News Release

May 8, 2018

Turquoise Hill announces financial results and review of

operations for the first quarter of 2018

Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2018. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

●	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2018.

●	Underground development achieved record-level monthly progress during Q1’18, with 2.6 equivalent kilometres completed during the quarter.

●	In March 2018, the underground team experienced their highest development month to date.

●	Since the restart of development, a total of 10.3 equivalent kilometres of lateral development has been completed.

●	Sinking of Shaft 2 was completed in January 2018 and sinking of Shaft 5 was completed in March 2018.

●	During Q1’18, underground expansion spend was $270.5 million, resulting in total project spend since January 1, 2016 of approximately $1.4 billion.

●	Production from first draw bell remains planned for mid-2020 and sustainable first production in 2021.

●	During Q1’18, Oyu Tolgoi produced 38,800 tonnes of copper and 42,000 ounces of gold.

●	Revenue of $245.6 million in Q1’18 increased 3.4% over Q1’17 reflecting higher copper and gold prices partly offset by lower concentrate sales volumes.

●	For Q1’18, the Company recorded income of $79.7 million and net income attributable to owners of Turquoise Hill of $85.7 million or $0.04 per share.

●	Turquoise Hill generated cash flow from operating activities before interest and taxes of $14.7 million in Q1’18.

●	For Q1’18, Oyu Tolgoi’s cost of sales was $2.23 per pound of copper sold, C1 cash costs were $1.76 per pound of copper produced and all-in sustaining costs were $2.07 per pound of copper produced[1].

●	Operating cash costs[1] of $176.6 million in Q1’18 increased 4.9% over Q1’17 reflecting higher open pit and concentrator maintenance costs.

FINANCIAL RESULTS

Income in Q1’18 was $79.7 million compared with $29.7 million in Q1’17. The increase mainly reflects the impact of higher copper prices, reduced depreciation and depletion and lower finance costs due to higher amounts of interest capitalized to property, plant and equipment, partially offset by reduced sales volumes. Cash generated from operating activities in Q1’18 was $19.4 million compared with $86.3 million in Q1’17. This reduction was primarily driven by significant movements in working capital, partly offset by higher copper prices. Capital expenditure on property, plant and

[1]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

equipment was $285.7 million on a cash basis in Q1’18 compared to $147.9 million in Q1’17, attributed principally to underground ($270.5 million) with the remainder related to open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2018 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This continued through 2017 with softer ores from the Central zone. Due to increased processing of harder ore from Phase 4, concentrator throughput for 2018 is expected to be approximately 102,000 tonnes per day.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak metal production in 2025. Copper and gold production is expected to increase by more than 340% and 150% respectively between 2018 and 2025. Average copper and gold production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper and over 450,000 ounces of gold per year.

At the end of Q1’18, Oyu Tolgoi had a total workforce, including underground project construction, of more than 14,000, of which 94% were Mongolian.

Underground development progress

The main focus of underground development for 2018 will be underground lateral development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. In January 2018, the Company announced the sinking of Shaft 2 was complete. Additionally, earthworks for Shafts 3 and 4 commenced during Q1’18 and the sinking award package is expected to occur in Q2’18. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

During Q4’17, Rio Tinto undertook a schedule and cost review. Rio Tinto has provided Turquoise Hill with a high-level overview of the review’s outcomes, in which Rio Tinto concluded there were no material changes in project scope, cost or schedule.

Oyu Tolgoi spent $270.5 million on underground expansion during Q1’18. Total underground project spend from January 1, 2016 to March 31, 2018 was approximately $1.4 billion. In addition, Oyu Tolgoi had further capital commitments2 of $1.2 billion as of March 31, 2018. At the end of Q1’18, the underground project had committed 62% of direct project contracts and procurement packages, of which 71% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed almost $1.6 billion to Mongolian vendors and contractors.

Underground lateral development achieved record-level monthly progress during Q1’18, with 2.6 equivalent kilometres completed during the quarter. The underground team experienced their highest development month to date in March.

[2]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Since the re-start of development, a total of 10.3 equivalent kilometres of lateral development has been completed. During 2018, underground development is expected to advance approximately 10.0 kilometres. The following table provides a breakdown of the various components of completed lateral development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Total	10.3	8.4	46.2

Shaft 2 sinking was completed in January 2018. Structural steel installation commenced during Q1’18 at the 1,202 metre level and equipping of the shaft is ongoing. Fit out of Shaft 2 is expected to occur throughout 2018. Shaft 2 is a key part of future increases in lateral development activity.

Sinking of Shaft 5 was completed in March 2018. During Q1’18, installation of the shaft’s three exhaust fans was mechanically complete and commissioning underway. Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities.

The following table outlines the status of shafts for underground development as of March 31, 2018.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Q1’18	Expected 2021	Expected 2021
Remaining	Complete	Complete	Complete	Not started	Not started

During Q1’18, advancement of the convey-to-surface decline continued to progress. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Supporting infrastructure continued to progress during Q1’18. Construction of the new camp was more than 75% complete at the end of Q1’18, including completion and occupancy of eight buildings. Two additional buildings were approved for occupancy by the state commissioning authorities at the end of the quarter.

Safety performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2018.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Q1’18 open-pit operations performance

Key financial metrics for Q1’18 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	Full Year 2017

Revenue	237.5	203.7	246.9	251.7	245.6	939.8

Revenue by metals in concentrates

Copper	196.6	173.7	209.2	216.1	202.1	795.6

Gold	37.5	26.6	34.2	32.5	40.3	130.8

Silver	3.4	3.3	3.5	3.2	3.2	13.4

Cost of sales	194.4	188.9	197.8	182.7	168.9	763.8

Production and delivery costs	120.7	117.7	123.4	106.6	114.6	468.4

Depreciation and depletion	78.3	75.0	77.4	73.4	55.6	304.1

Capital expenditure on cash basis	147.9	205.2	234.0	330.4	285.7	917.5

Underground	136.4	184.7	205.6	309.0	270.5	835.7

Open pit(2)	11.5	20.5	28.4	21.4	15.2	81.8

Royalties	14.3	12.5	14.5	15.8	14.9	57.1

Operating cash costs(3)	168.4	163.6	161.9	217.7	176.6	711.6

Unit costs ($)

Cost of sales (per pound of copper sold)	2.23	2.30	2.43	2.32	2.23	2.32

C1 (per pound of copper produced)(3)	1.85	1.92	1.83	2.05	1.76	1.92

All-in sustaining (per pound of copper produced)(3)	2.15	2.27	2.76	2.40	2.07	2.39

(1)	Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.
(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Revenue of $245.6 million in Q1’18 increased 3.4% over Q1’17 reflecting higher copper and gold prices partly offset by lower concentrate sales volumes.

Cost of sales for Q1’18 was $168.9 million compared to $194.4 million in Q1’17 reflecting lower volumes of concentrates sold and reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives.

Capital expenditure on a cash basis for Q1’18 was $285.7 million compared to $147.9 million in Q1’17, comprising amounts attributed to the underground project and open-pit activities of $270.5 million and $15.2 million respectively.

Total operating cash costs3 at Oyu Tolgoi was $176.6 million in Q1’18 compared to $168.4 million in Q1’17 mainly due to higher open pit and concentrator maintenance costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.23 per pound of copper sold in Q1’18 consistent with $2.23 per pound of copper sold in Q1’17.

Oyu Tolgoi’s C1 cash costs3 in Q1’18 were $1.76 per pound of copper produced, a decrease from $1.85 per pound of copper produced in Q1’17, due primarily to lower realization costs and higher gold sales.

All-in sustaining costs3 in Q1’18 were $2.07 per pound of copper produced, compared with $2.15 per pound of copper produced in Q1’17, with key drivers being the same as for C1 cash costs per pound of copper produced.

[3]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Key operational metrics for Q1’18 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	Full Year 2017

Open pit material mined (‘000 tonnes)	24,333	25,193	27,466	28,929	23,131	105,921
Ore treated (‘000 tonnes)	10,087	9,637	10,615	10,838	9,561	41,177
Average mill head grades:
Copper (%)	0.51	0.51	0.48	0.53	0.51	0.51
Gold (g/t)	0.15	0.16	0.18	0.20	0.25	0.17
Silver (g/t)	1.30	1.38	1.34	1.54	1.32	1.39
Concentrates produced (‘000 tonnes)	176.0	171.0	170.0	205.4	177.3	722.5
Average concentrate grade (% Cu)	21.6	21.8	21.7	22.0	21.9	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	38.1	37.2	36.9	45.3	38.8	157.4
Gold (‘000 ounces)	25	24	31	35	42	114
Silver (‘000 ounces)	215	236	239	285	221	974
Concentrates sold (‘000 tonnes)	190.2	182.0	176.6	175.5	163.1	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	39.5	37.3	36.9	35.7	34.3	149.3
Gold (‘000 ounces)	32	23	29	27	31	111
Silver (‘000 ounces)	205	222	229	205	206	860
Metal recovery (%)
Copper	74.9	74.6	73.5	78.0	79.5	75.4
Gold	48.8	47.7	51.2	50.5	55.0	49.7
Silver	51.8	53.9	52.8	53.0	54.6	52.9

Oyu Tolgoi’s first quarter production was in line with expectations. Material mined decreased 20.0% over Q4’17 due to winter weather effects in January as well as dig-unit maintenance work during the quarter. Mill throughput decreased 11.8% over Q4’17 due to the January planned maintenance. Copper production in Q1’18 decreased 14.3% over Q4’17 mainly due to lower throughput and slightly lower grades. Gold production increased 20.0% over Q4’17 due to higher gold grades from Phase 4A and an increase in recovery.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018. Open-pit operations are expected to mine in Phase 6 in early 2018 and Phase 4 throughout the year. In addition, stockpiled ore will be processed during 2018. The increased gold production relative to the 2016 technical report is due to splitting Phase 4 into two parts (4A and 4B) and bringing production forward from future years.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement) and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

60-working-day negotiation period. If the parties are unable to reach a resolution during the 60-working-day period, the dispute can be referred to international arbitration.

Turquoise Hill is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the Investment Agreement, the Amended and Restated Shareholders’ Agreement (ARSHA), the Underground Plan and Mongolian law.

Force majeure declaration

On January 17, 2018, Oyu Tolgoi declared force majeure in connection to customer contracts for concentrate due to protestors using a large number of vehicles to obstruct the main access road within China at the Ganqimaodu Border Zone. The border crossing for goods and supplies remained open. The placement of protestors’ vehicles prevented any traffic from safely traversing the border, both inbound and outbound.

On January 18, 2018, the blockade was lifted and the border reopened and on January 19, 2018, Oyu Tolgoi concentrate convoys recommenced crossing the border. Due to ongoing border congestion, a waiting period was required for border traffic to return to pre-blockade levels. In order to lift force majeure, a period of consistent convoy crossings was required reconfirming a stable concentrate supply chain.

Effective March 1, 2018, Oyu Tolgoi lifted force majeure notice to customers. Safe and normal operations, including underground development, were maintained during the force majeure period, and no production impact is expected. Turquoise Hill expects any force majeure-related sales impact to be made up over the next few quarters.

Oyu Tolgoi power supply

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification that the Government of Mongolia (Government) had cancelled the Power Sector Cooperation Agreement (PSCA), which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the Investment Agreement. Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options, including construction of an Oyu Tolgoi based power plant. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of March 31, 2018, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $4.1 billion, including accrued interest of $0.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of March 31, 2018, the cumulative amount of such funding was $0.9 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.4 billion.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Anti-Corruption Authority Information Requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has confirmed that it is complying with the requests, which Turquoise Hill believes relates to an ACA investigation into possible abuses of power by certain Government of Mongolia officials in relation to the Oyu Tolgoi project. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that they are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Mongolian Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

Letter to shareholders

On March 14, 2018, the Board of Directors of Turquoise Hill Resources issued a letter to shareholders regarding a meeting between members of Turquoise Hill’s board of directors and representatives of SailingStone Capital Partners (SailingStone). The meeting followed a publicly-filed letter by SailingStone on February 1, 2018 in which it raised corporate governance concerns.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2017
Cost of sales	168,869	182,788	194,379	763,798
Cost of sales: $/lb of copper sold	2.23	2.32	2.23	2.32
Depreciation and depletion	(55,610)	(73,491)	(78,288)	(304,144)
Provision against carrying value of copper-gold concentrate	1,366	(2,711)	4,655	8,718
Change in inventory	15,386	44,029	(4,168)	13,885
Other operating expenses	30,285	50,701	40,657	201,461
Less:
- Inventory reversal	9,994	11,812	6,154	6,834
- Depreciation	(719)	(804)	(1,030)	(3,460)
Management services payment to Turquoise Hill	7,049	5,348	6,083	24,554

Operating cash costs	176,620	217,672	168,442	711,646
Operating cash costs: $/lb of copper produced	2.06	2.18	2.01	2.05
Adjustments to operating cash costs(1)	17,246	22,966	27,970	100,018
Less: Gold and silver revenues	(43,671)	(35,615)	(40,937)	(144,218)

C1 costs ($’000)	150,195	205,023	155,475	667,446

C1 costs: $/lb of copper produced	1.76	2.05	1.85	1.92

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,893	7,746	4,492	21,999
Asset retirement expense	1,695	1,669	1,676	6,583
Royalty expenses	14,913	15,654	14,349	57,082
Ore stockpile and stores reversal	(9,994)	(11,812)	(6,154)	(6,834)
Other expenses	(38)	274	(627)	3,056
Sustaining cash capital including deferred stripping	15,417	21,108	11,675	81,450

All-in sustaining costs ($’000)	177,081	239,662	180,886	830,782

All-in sustaining costs: $/lb of copper produced	2.07	2.40	2.15	2.39

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	March 31, 2018	December 31, 2017

Inventories (current)	$ 301,679	$ 274,142
Trade and other receivables	35,114	29,089
Trade and other payables:
- trade payables and accrued liabilities	(362,834)	(360,697)
- payable to related parties	(46,464)	(52,308)
Consolidated working capital	$ (72,505)	$ (109,774)

Contractual obligations

Section 8 of the Company’s MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at March 31, 2018 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations

Commitments (MD&A)	$1,239,152	$613,515	$46,932	$12,405	$268,010
Cancellable obligations	(1,003,445)	(174,210)	-	-	-
(net of exit costs)
Accrued capital expenditure	(185,764)	-	-	-	-
Discounting and other adjustments	-	-	-	-	(141,101)
Financial statement amount	$49,943	$439,305	$46,932	$12,405	$126,909

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Mar-31 2018	Dec-31 2017	Sep-30 2017	Jun-30 2017

Revenue	$245.6	$251.7	$246.9	$203.7

Income (loss) for the period	$79.7	$33.9	$47.7	$(0.4)

Income attributable to owners of Turquoise Hill	$85.7	$51.1	$65.3	$23.8

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.04	$0.03	$0.03	$0.01

	Quarter Ended
	Mar-31 2017	Dec-31 2016	Sep-30 2016	Jun-30 2016

Revenue	$237.5	$224.6	$226.3	$329.7

Income (loss) for the period	$29.7	$86.8	$(77.8)	$(24.0)

Income (loss) attributable to owners of Turquoise Hill	$41.0	$93.3	$(31.4)	$29.8

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.02	$0.05	$(0.02)	$0.01

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

KEY STATISTICS1

	1Q 2017	2Q 2017	3Q 2017	4Q 2017	1Q 2018	Full Year 2017
Operating results
Open pit material mined (‘000 tonnes)	24,333	25,193	27,466	28,929	23,131	105,921
Ore treated (‘000 tonnes)	10,087	9,637	10,615	10,838	9,561	41,177
Average mill head grades:
Copper (%)	0.51	0.51	0.48	0.53	0.51	0.51
Gold (g/t)	0.15	0.16	0.18	0.20	0.25	0.17
Silver (g/t)	1.30	1.38	1.34	1.54	1.32	1.39
Concentrates produced (‘000 tonnes)	176.0	171.0	170.0	205.4	177.3	722.5
Average concentrate grade (% Cu)	21.6	21.8	21.7	22.0	21.9	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	38.1	37.2	36.9	45.3	38.8	157.4
Gold (‘000 ounces)	25	24	31	35	42	114
Silver (‘000 ounces)	215	236	239	285	221	974
Concentrates sold (‘000 tonnes)	190.2	182.0	176.6	175.5	163.1	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	39.5	37.3	36.9	35.7	34.3	149.3
Gold (‘000 ounces)	32	23	29	27	31	111
Silver (‘000 ounces)	205	222	229	205	206	860
Metal recovery (%)
Copper	74.9	74.6	73.5	78.0	79.5	75.4
Gold	48.8	47.7	51.2	50.5	55.0	49.7
Silver	51.8	53.9	52.8	53.0	54.6	52.9

Financial results ($ in millions, unless otherwise noted)
Revenue	237.5	203.7	246.9	251.7	245.6	939.8
Revenue by metals in concentrates
Copper	196.6	173.7	209.2	216.1	202.1	795.6
Gold	37.5	26.6	34.2	32.5	40.3	130.8
Silver	3.4	3.3	3.5	3.2	3.2	13.4
Operating cash flow	88.5	51.5	94.7	91.1	14.7	325.8
Cost of sales	194.4	188.9	197.8	182.7	168.9	763.8
Production and delivery costs	120.7	117.7	123.4	106.6	114.6	468.4
Depreciation and depletion	78.3	75.0	77.4	73.4	55.6	304.1
Capital expenditure on cash basis	147.9	205.2	234.0	330.4	285.7	917.5
Underground	136.4	184.7	205.6	309.0	270.5	835.7
Open pit (2)	11.5	20.5	28.4	21.4	15.2	81.8
Royalties	14.3	12.5	14.5	15.8	14.9	57.1
Operating cash costs(3)	168.4	163.6	161.9	217.7	176.6	711.6
Unit costs ($)
Cost of sales (per pound of copper sold)	2.23	2.30	2.43	2.32	2.23	2.32
C1 (per pound of copper produced) (3)	1.85	1.92	1.83	2.05	1.76	1.92
All-in sustaining (per pound of copper produced) (3)	2.15	2.27	2.76	2.40	2.07	2.39

Financial position
Cash and cash equivalents ($’000,000)	1,386.3	1,378.5	1,485.5	1,444.8	1,498.4	1,444.8

(1)	Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.
(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017
Revenue	4	$245,592	$237,466
Cost of sales	5	(168,869)	(194,379)

Gross margin		76,723	43,087

Operating expenses	6	(30,285)	(40,657)
Corporate administration expenses		(4,893)	(4,492)
Other expenses		(2,678)	(737)

Income (loss) before finance items and taxes		38,867	(2,799)

Finance items
Finance income	7	38,895	37,906
Finance costs	7	(23,986)	(43,808)

		14,909	(5,902)

Income (loss) from operations before taxes		$53,776	$(8,701)

Income and other taxes		25,928	38,417

Income for the period		$79,704	$29,716

Attributable to owners of Turquoise Hill Resources Ltd.		85,692	40,968
Attributable to owner of non-controlling interest		(5,988)	(11,252)

Income for the period		$79,704	$29,716

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.04	$0.02

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Income for the period	$79,704	$29,716

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(3,200)	2,674

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	(39)
Other comprehensive income (loss) for the period (a)	$(3,200)	$2,635

Total comprehensive income for the period	$76,504	$32,351

Attributable to owners of Turquoise Hill	82,492	43,603
Attributable to owner of non-controlling interest	(5,988)	(11,252)
Total comprehensive income for the period	$76,504	$32,351

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Cash Flows

 (Stated in thousands of U.S. dollars)

 (Unaudited)

		Three Months Ended March 31,
	Note	2018	2017
Cash generated from operating activities before interest and tax	17	$14,680	$88,480

Interest received		19,019	12,338
Interest paid		(12,221)	(12,644)
Income and other taxes paid		(2,068)	(1,886)
Net cash generated from operating activities		19,410	86,288

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	320,000	30,000
Expenditures on property, plant and equipment		(285,716)	(147,876)
Proceeds from sale and redemption of financial assets		-	63
Cash generated from (used in) investing activities		$34,284	$(117,813)

Cash flows from financing activities
Cash generated from financing activities		$-	$-

Effects of exchange rates on cash and cash equivalents		(44)	56
Net increase (decrease) in cash and cash equivalents		$53,650	$(31,469)

Cash and cash equivalents - beginning of period		$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,498,433	1,386,285
Cash and cash equivalents as presented on the balance sheets		$1,498,433	$1,386,285

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Balance Sheets

 (Stated in thousands of U.S. dollars)

 (Unaudited)

		March 31,	December 31,
	Note	2018	2017
Current assets
Cash and cash equivalents	8	$1,498,433	$1,444,783
Inventories	9	301,679	274,142
Trade and other receivables		35,114	29,089
Prepaid expenses and other assets		58,137	49,552
Receivable from related party	10	1,099,633	1,367,586
		2,992,996	3,165,152
Non-current assets
Property, plant and equipment	11	7,661,759	7,346,972
Inventories	9	40,640	43,379
Deferred income tax assets	14	506,142	473,742
Receivable from related party and other financial assets	10	1,748,915	1,804,074
		9,957,456	9,668,167
Total assets		$12,950,452	$12,833,319

Current liabilities
Trade and other payables	12	$474,008	$435,869
Deferred revenue		60,231	67,598
		534,239	503,467
Non-current liabilities
Borrowings and other financial liabilities	13	4,162,871	4,159,119
Deferred income tax liabilities	14	30,613	25,788
Decommissioning obligations	15	126,909	125,721
		4,320,393	4,310,628
Total liabilities		$4,854,632	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,194	1,558,102
Accumulated other comprehensive income		519	3,719
Deficit		(3,995,816)	(4,081,508)
Equity attributable to owners of Turquoise Hill		8,995,019	8,912,435
Attributable to non-controlling interest	16	(899,199)	(893,211)
Total equity		$8,095,820	$8,019,224

Total liabilities and equity		$12,950,452	$12,833,319

  Commitments and contingencies (Note 20)

  The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Equity

 (Stated in thousands of U.S. dollars)

 (Unaudited)

Three Months Ended March 31, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	85,692	85,692	(5,988)	79,704
Other comprehensive loss for the period	-	-	(3,200)	-	(3,200)	-	(3,200)
Employee share plans	-	92	-	-	92	-	92
Closing balance	$11,432,122	$1,558,194	$519	$(3,995,816)	$8,995,019	$(899,199)	$8,095,820

Three Months Ended March 31, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the period	-	-	-	40,968	40,968	(11,252)	29,716
Other comprehensive income for the period	-	-	2,635	-	2,635	-	2,635
Employee share plans	-	100	-	-	100	-	100
Closing balance	$11,432,122	$1,558,013	$2,233	$(4,221,787)	$8,770,581	$(834,144)	$7,936,437

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com